UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated August 4, 2009 issued by the registrant announcing the award of options to Mr. Kanwar Chadha pursuant to the CSR Share Award Plan and the CSR plc Share Option Plan.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated August 4, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: August 5, 2009	By: /s/ James Collier James Collier Chief Technical Officer and Director

EXHIBIT 1.1

CSR plc

(the Company)

Announcement of the award of options

in the Company pursuant to the Company’s Share Award and Share Option Plans

Following a meeting of the Remuneration Committee of the Company held on Tuesday 4 August 2009, approving the award of options to be effective 4 August 2009, the following grants have been made, pursuant respectively to rules of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case the vesting of the options is subject to a three year retention period and the fulfilment of performance conditions.

Director	Share Options Awarded	Option Price	Share Awards at Par Value per share	Awards Market Value (£)

Kanwar Chadha	138,071	4.279	70,000	295,400